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                          February 1, 2021

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Tim Dyer
       Chief Executive Officer
       Addex Therapeutics Ltd.
       Chemin des Mines 9
       CH-1202 Geneva
       Switzerland

                                                        Re: Addex Therapeutics
Ltd.
                                                            Post-Effective
Amendment No. 1 to Form F-1
                                                            Filed April 27,
2020
                                                            File No. 333-235554

       Dear Mr. Dyer:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,
 Tim Dyer
Addex Therapeutics Ltd.
February 1, 2021
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Page 2    LastNameTim Dyer
Comapany NameAddex Therapeutics Ltd.
                                       Division of Corporation Finance
February 1, 2021 Page 2                Office of Life Sciences
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